Scholar Rock Holding Corporation

301 Binney Street

Cambridge, MA 02142

November 22, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scholar Rock Holding Corporation: Registration Statement on Form S-3 filed November 14, 2022 (File No 333-268329)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Scholar Rock Holding Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 25, 2022 at 4:45 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Laurie Burlingame of Goodwin Procter LLP at (617) 570-1879.

Sincerely,
Scholar Rock Holding Corporation

/s/ Jay T. Backstrom
Jay T. Backstrom
President and Chief Executive Officer

cc:	Edward H. Myles, Scholar Rock Holding Corporation
Junlin Ho, Scholar Rock Holding Corporation
Kingsley L. Taft, Esq., Goodwin Procter LLP
Laurie Burlingame, Esq., Goodwin Procter LLP